Exhibit 99.1

VIA SEDAR

June 9, 2020

Alberta Securities Commission

Autorité des marchés financiers (Québec)

British Columbia Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Service Newfoundland and Labrador

Nova Scotia Securities Commission

Ontario Securities Commission

Prince Edward Island Securities Office

Saskatchewan Financial Services Commission

Re:	Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations (« NI 51-102 »)

Following the Annual and Special Meeting of Shareholders of Liminal BioSciences Inc. (the “Company”) held virtually on June 8, 2020 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, continuous disclosure obligations, we hereby advise you of the matters voted upon at the Meeting and the voting results, the whole as detailed in the Management Information Circular of the Company dated April 22, 2020 (the “Circular”). According to the scrutineers’ report, the shareholders present at the meeting, in person or by proxy, represented 20,407,530 common Shares, or 87.14% of the 23,420,352 common shares outstanding on April 29, 2020, the record date for the Meeting.

Election of Directors of the Company

The seven (7) nominees set forth in the Circular were elected as directors of the Company to hold office until the next annual meeting of shareholders or until their successors are elected or appointed.

Name of Nominee	For		Withheld / Abstain
	Votes	%	Votes	%
Stefan Clulow	20,157,915	99.45	111,388	0.55
Simon Best	20,157,874	99.45	111,429	0.55
Kenneth Galbraith	20,218,093	99.75	51,210	0.25
Gary Bridger	20,217,198	99.74	52,105	0.26
Neil A. Klompas	20,217,670	99.75	51,633	0.25
Zachary Newton	20,218,262	99.75	51,041	0.25
Timothy Steven Wach	20,167,309	99.50	101,994	0.50

www.liminalbiosciences.com	info@liminalbiosciences.com	+1.450.781.0115	Liminal BioSciences inc. 440 Boul. Armand-Frappier, Suite 300 Laval, Québec, H7V4B4, Canada

Appointment of Auditors

PricewaterhouseCoopers LLP were appointed as auditors of the Company to hold office until the next annual meeting of shareholders, and the board of directors was authorized to fix the auditors’ remuneration.

For		Withheld / Abstain
Votes	%	Votes	%
20,314,414	99.81	38,529	0.19

Articles of Amendment

The amendment to the articles of the Company to allow meetings of the shareholders of the Company to be held at certain places outside of Canada as described in the Circular was approved by special resolution.

For		Against
Votes	%	Votes	%
20,204,491	99.68	64,812	0.32

By-Law

The amendments to By-Law No. 1 of the Company adopted by the board of directors of the Company (i) on March 16, 2020 in order to provide for meetings of shareholders to be held at certain places outside of Canada, and (ii) on April 3, 2020 in order to provide the possibility to hold shareholder meetings by electronic means, was ratified, confirmed and approved.

For		Against
Votes	%	Votes	%
20,207,949	99.70	61,354	0.30

Re-Pricing

The amendment of the exercise price of the stock options of the Company as describe in the Circular, subject to any necessary regulatory approval, was ratified and approved.

For		Against
Votes	%	Votes	%
20,086,949	99.10	182,354	0.90

Liminal BioSciences Inc.

(s) Marie Iskra

Marie Iskra

General Counsel

www.liminalbiosciences.com	info@liminalbiosciences.com	+1.450.781.0115	Liminal BioSciences inc. 440 Boul. Armand-Frappier, Suite 300 Laval, Québec, H7V4B4, Canada